Moody’s Investors Service

(“MIS”)

Exhibit 1

Credit Ratings Performance Measurement Statistics

Performance Measurement Statistics, consisting of transition and default rates for each applicable asset class and subclass of credit rating over 1-year, 3-year, and 10-year time periods through December 31, 2025, are provided in the Transition/Default Matrices on the following pages, pp. 1-25 (the “Matrices”).[1] Please note that all the numbers in the Matrices are in percentage.

Financial Institutions, Brokers and Dealers

Financial Institutions, Brokers and Dealers - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	41	56%	41%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa1	41	0%	76%	24%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	108	0%	0%	93%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	3%
Aa3	104	0%	0%	6%	92%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
A1	347	0%	0%	0%	1%	97%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
A2	185	0%	0%	0%	1%	14%	84%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	177	0%	0%	0%	0%	0%	11%	82%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
Baa1	184	0%	0%	0%	0%	0%	0%	14%	80%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%
Baa2	155	0%	0%	0%	0%	0%	0%	1%	7%	85%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
Baa3	159	0%	0%	0%	0%	0%	0%	1%	1%	14%	77%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%
Ba1	77	0%	0%	0%	0%	0%	0%	0%	0%	1%	21%	75%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
Ba2	53	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	6%	81%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	8%	2%
Ba3	61	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	28%	69%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	33%	50%	0%	0%	0%	0%	0%	0%	0%	0%	7%	5%
B2	32	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%	53%	0%	0%	0%	0%	0%	0%	0%	0%	16%
B3	23	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	74%	0%	0%	0%	0%	0%	4%	4%	13%
Caa1	26	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	38%	54%	4%	0%	0%	0%	0%	0%	0%
Caa2	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69%	15%	8%	0%	0%	0%	0%	8%
Caa3	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	25%	0%	58%	0%	0%	0%	8%	0%
Ca	-																								
C	-																								
Total	1,840																								

[1] Ratings withdrawn for reasons other than having defaulted or been paid off are accounted for in the column titled “Withdrawn (other).”

-1-

Financial Institutions, Brokers and Dealers - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	41	51%	41%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%
Aa1	26	0%	92%	0%	0%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
Aa2	75	0%	3%	81%	5%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	4%
Aa3	169	0%	0%	21%	39%	34%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	2%
A1	299	0%	0%	1%	8%	80%	5%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	2%
A2	165	0%	0%	2%	2%	26%	57%	7%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	1%
A3	213	0%	0%	3%	0%	2%	20%	49%	12%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	4%	6%
Baa1	179	0%	0%	0%	0%	1%	4%	22%	51%	11%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	7%
Baa2	139	0%	0%	0%	0%	0%	2%	2%	16%	58%	10%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%	5%
Baa3	148	0%	0%	0%	0%	0%	0%	3%	4%	20%	50%	3%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	15%
Ba1	46	0%	0%	0%	0%	0%	0%	2%	2%	7%	33%	48%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	7%
Ba2	77	0%	0%	0%	0%	0%	0%	0%	1%	0%	4%	38%	34%	3%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%	13%
Ba3	61	0%	0%	0%	0%	0%	0%	0%	3%	5%	10%	2%	20%	39%	7%	2%	0%	0%	0%	0%	0%	0%	2%	2%	10%
B1	46	0%	0%	0%	0%	0%	0%	0%	0%	2%	9%	0%	4%	28%	26%	9%	2%	0%	0%	0%	0%	0%	0%	9%	11%
B2	39	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	3%	23%	18%	8%	21%	0%	0%	0%	0%	0%	8%	10%
B3	56	0%	0%	0%	0%	0%	0%	0%	4%	0%	0%	0%	9%	20%	11%	5%	34%	0%	0%	0%	0%	0%	5%	2%	11%
Caa1	20	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	5%	5%	10%	0%	5%	50%	5%	0%	0%	0%	5%	0%	10%
Caa2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	25%	13%	0%	0%	0%	50%	0%	0%
Caa3	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	43%	0%	0%	0%	0%	0%	14%	14%
Ca	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
C	-																								
Total	1,817																								

Financial Institutions, Brokers and Dealers - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	43	37%	42%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	12%
Aa1	23	0%	43%	9%	4%	0%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	4%
Aa2	79	0%	4%	49%	13%	3%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	8%
Aa3	96	0%	5%	11%	26%	28%	5%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	10%
A1	191	0%	0%	7%	14%	40%	9%	6%	3%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	9%
A2	251	0%	0%	4%	2%	44%	15%	8%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	10%
A3	192	0%	0%	3%	0%	16%	12%	22%	13%	6%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	10%	15%
Baa1	159	0%	0%	0%	1%	11%	11%	18%	23%	9%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	11%	13%
Baa2	103	0%	0%	0%	2%	3%	8%	10%	12%	17%	8%	4%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	27%
Baa3	152	0%	0%	0%	1%	1%	1%	3%	9%	9%	23%	12%	2%	7%	0%	1%	0%	0%	0%	0%	0%	0%	1%	9%	23%
Ba1	82	0%	0%	0%	1%	0%	1%	4%	5%	5%	6%	7%	11%	1%	1%	0%	0%	0%	0%	0%	0%	0%	6%	15%	37%
Ba2	62	0%	0%	0%	0%	0%	3%	0%	3%	6%	5%	8%	15%	2%	0%	0%	0%	0%	0%	0%	0%	0%	11%	15%	32%
Ba3	52	0%	0%	0%	0%	0%	2%	4%	2%	0%	6%	0%	12%	4%	2%	0%	6%	0%	0%	0%	0%	0%	8%	19%	37%
B1	76	0%	0%	0%	0%	0%	1%	1%	5%	3%	0%	0%	5%	3%	4%	0%	4%	5%	0%	0%	0%	0%	11%	7%	51%
B2	82	0%	0%	0%	0%	1%	0%	2%	1%	0%	2%	5%	1%	10%	11%	1%	1%	1%	0%	0%	0%	0%	15%	11%	37%
B3	55	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	0%	2%	4%	11%	7%	0%	0%	0%	0%	0%	0%	25%	4%	45%
Caa1	35	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	3%	0%	0%	6%	31%	0%	0%	0%	0%	0%	9%	6%	43%
Caa2	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	3%	0%	0%	3%	0%	0%	0%	0%	0%	0%	14%	14%	62%
Caa3	8	0%	0%	0%	0%	0%	0%	0%	13%	0%	13%	0%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	13%	25%
Ca	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	33%
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Total	1,774																								

Insurance Companies

Insurance Companies - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	7	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	13	0%	92%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	91	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	77	0%	0%	14%	86%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	149	0%	0%	1%	13%	85%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
A2	201	0%	0%	0%	0%	10%	85%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
A3	126	0%	0%	0%	0%	0%	15%	81%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
Baa1	66	0%	0%	0%	0%	0%	0%	6%	92%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Baa2	69	0%	0%	0%	0%	0%	0%	0%	6%	84%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	4%
Baa3	21	0%	0%	0%	0%	0%	0%	0%	0%	19%	71%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%
Ba1	10	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	90%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%	80%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	0%	67%	0%	0%	0%	0%	0%	0%	17%	0%
Caa1	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%
Caa2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	63%	13%	0%	0%	0%	13%	0%
Caa3	-																								
Ca	-																								
C	-																								
Total	866																								

Insurance Companies - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	6	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	14	0%	86%	7%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	61	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	101	0%	0%	39%	48%	10%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%
A1	152	0%	0%	1%	24%	59%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	7%
A2	198	0%	0%	0%	0%	22%	69%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	4%
A3	129	0%	0%	0%	0%	0%	26%	55%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	16%
Baa1	69	0%	0%	0%	0%	0%	3%	26%	62%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	3%
Baa2	68	0%	0%	0%	0%	0%	0%	0%	21%	57%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	6%
Baa3	28	0%	0%	0%	0%	0%	0%	0%	0%	46%	32%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	7%
Ba1	6	0%	0%	0%	0%	0%	0%	0%	0%	33%	17%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	45%	36%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%
Ba3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	80%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	33%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%
B2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%	20%	0%	20%	0%	0%	0%	20%	0%
Caa2	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	57%	0%	0%	0%	0%	29%	0%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%
Ca	-																								
C	-																								
Total	869																								

Insurance Companies - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	5	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	12	0%	83%	8%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	77	0%	3%	88%	4%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
Aa3	69	0%	0%	25%	43%	14%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	9%
A1	167	0%	1%	8%	21%	40%	8%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	19%
A2	173	0%	0%	1%	3%	12%	50%	10%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	20%
A3	112	0%	0%	0%	0%	12%	31%	21%	4%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	28%
Baa1	70	0%	0%	0%	0%	4%	14%	20%	24%	3%	1%	1%	0%	0%	1%	3%	0%	0%	0%	0%	0%	0%	0%	10%	17%
Baa2	75	0%	0%	0%	0%	1%	5%	9%	21%	31%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	15%
Baa3	36	0%	0%	0%	0%	3%	0%	3%	11%	42%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	19%
Ba1	25	0%	0%	0%	0%	0%	12%	4%	4%	0%	4%	0%	0%	4%	4%	0%	0%	0%	0%	0%	0%	0%	0%	4%	64%
Ba2	8	0%	0%	0%	0%	0%	0%	13%	0%	13%	0%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	38%
Ba3	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	63%
B1	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	92%
B2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%	0%	0%	0%	0%	0%	88%
B3	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	92%
Caa1	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	0%	0%	0%	67%
Caa2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	0%	0%	67%	17%
Caa3	-																								
Ca	-																								
C	-																								
Total	879																								

Corporate Issuers

Corporate Issuers - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	13	92%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	9	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	52	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	81	0%	0%	1%	95%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	168	0%	0%	0%	4%	88%	5%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	1%
A2	238	0%	0%	0%	0%	4%	92%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
A3	372	0%	0%	0%	0%	0%	5%	86%	5%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	1%
Baa1	505	0%	0%	0%	0%	0%	0%	7%	88%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
Baa2	547	0%	0%	0%	0%	0%	0%	0%	6%	86%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%
Baa3	385	0%	0%	0%	0%	0%	0%	0%	1%	11%	75%	3%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	4%
Ba1	99	0%	0%	0%	0%	0%	0%	0%	0%	2%	10%	71%	5%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	2%
Ba2	116	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	9%	78%	5%	1%	2%	0%	0%	0%	1%	0%	0%	0%	3%	2%
Ba3	131	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	69%	7%	2%	1%	0%	0%	0%	0%	0%	0%	3%	2%
B1	112	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	14%	64%	4%	3%	2%	0%	0%	0%	0%	0%	9%	2%
B2	79	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	11%	63%	14%	0%	0%	0%	0%	1%	1%	5%	1%
B3	93	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%	1%	6%	45%	13%	3%	1%	0%	0%	0%	20%	3%
Caa1	67	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	9%	57%	6%	3%	0%	0%	4%	18%	1%
Caa2	54	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	6%	4%	44%	13%	2%	2%	7%	15%	4%
Caa3	28	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	4%	11%	32%	11%	0%	14%	18%	4%
Ca	19	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	11%	26%	5%	42%	11%	0%
C	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%	0%	0%
Total	3,170																								

Corporate Issuers - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	13	92%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	8	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	49	0%	0%	92%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Aa3	39	0%	0%	3%	85%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
A1	168	0%	0%	1%	24%	60%	7%	3%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	2%
A2	265	0%	0%	0%	0%	18%	68%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	2%
A3	347	0%	0%	0%	0%	1%	12%	67%	9%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	4%
Baa1	506	0%	0%	0%	0%	0%	0%	15%	67%	8%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	3%
Baa2	580	0%	0%	0%	0%	0%	0%	2%	16%	61%	6%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	6%
Baa3	422	0%	0%	0%	0%	0%	0%	0%	3%	21%	49%	3%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	10%
Ba1	107	0%	0%	0%	0%	0%	0%	1%	1%	6%	26%	32%	12%	2%	0%	1%	0%	2%	0%	1%	0%	0%	1%	13%	3%
Ba2	118	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	15%	44%	8%	3%	1%	1%	2%	1%	0%	0%	0%	0%	19%	3%
Ba3	137	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	4%	18%	45%	5%	1%	1%	1%	1%	0%	0%	0%	5%	12%	6%
B1	123	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	7%	15%	35%	7%	4%	2%	1%	0%	0%	0%	3%	23%	2%
B2	101	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	2%	6%	19%	22%	13%	5%	3%	1%	0%	0%	7%	20%	2%
B3	108	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	8%	9%	14%	23%	6%	2%	1%	0%	1%	5%	25%	3%
Caa1	89	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	0%	2%	10%	21%	8%	8%	1%	0%	13%	26%	8%
Caa2	85	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	2%	2%	11%	16%	11%	2%	0%	21%	32%	0%
Caa3	21	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	0%	0%	57%	33%	0%
Ca	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%	11%	0%	78%	0%	0%
C	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Total	3,299																								

Corporate Issuers - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	16	38%	6%	44%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	6%
Aa1	24	4%	13%	33%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	13%
Aa2	39	0%	5%	46%	21%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	5%
Aa3	80	0%	0%	4%	20%	48%	4%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	5%
A1	147	0%	0%	3%	14%	24%	22%	12%	3%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	9%
A2	241	0%	0%	0%	2%	11%	37%	13%	8%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	6%
A3	339	0%	0%	0%	0%	3%	10%	25%	25%	6%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	12%
Baa1	407	0%	0%	0%	0%	1%	3%	16%	34%	17%	5%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	6%
Baa2	472	0%	0%	0%	0%	0%	1%	5%	17%	25%	8%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	25%	13%
Baa3	447	0%	0%	0%	0%	0%	0%	3%	4%	19%	15%	1%	2%	1%	0%	0%	0%	1%	0%	0%	0%	0%	2%	32%	18%
Ba1	152	0%	0%	0%	0%	0%	1%	1%	3%	9%	6%	9%	6%	4%	0%	1%	0%	1%	0%	0%	0%	0%	5%	39%	16%
Ba2	141	0%	0%	0%	0%	0%	0%	0%	1%	7%	10%	3%	10%	6%	4%	0%	1%	1%	0%	0%	0%	0%	4%	43%	11%
Ba3	144	0%	0%	0%	0%	0%	0%	0%	1%	3%	7%	4%	4%	7%	1%	3%	1%	1%	1%	1%	0%	0%	10%	47%	9%
B1	135	0%	0%	0%	0%	0%	0%	1%	0%	1%	1%	2%	8%	7%	7%	3%	1%	1%	0%	0%	0%	0%	13%	46%	8%
B2	142	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	2%	3%	4%	4%	4%	4%	1%	3%	1%	0%	1%	18%	50%	4%
B3	159	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%	4%	4%	3%	1%	1%	1%	0%	0%	17%	52%	10%
Caa1	183	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	2%	1%	1%	2%	2%	0%	0%	0%	0%	22%	62%	8%
Caa2	90	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	1%	0%	0%	0%	0%	36%	57%	4%
Caa3	40	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	0%	0%	0%	80%	13%	3%
Ca	21	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	90%	10%	0%
C	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	0%	25%
Total	3,423																								

Residential Mortgage Backed Securities (RMBS)

RMBS - 1-Year Transition and Default Rates
(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	3,166	86%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%
Aa1	599	43%	43%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	1%
Aa2	343	19%	31%	38%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	1%
Aa3	364	10%	8%	23%	44%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%
A1	690	7%	3%	4%	12%	70%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	1%
A2	259	9%	5%	7%	10%	24%	36%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	3%
A3	301	4%	3%	4%	4%	11%	16%	53%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	1%
Baa1	265	3%	3%	4%	3%	8%	6%	22%	41%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	2%
Baa2	227	3%	1%	5%	2%	7%	5%	15%	20%	34%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%
Baa3	250	2%	2%	2%	1%	4%	2%	4%	13%	24%	38%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	4%
Ba1	246	0%	1%	1%	1%	5%	2%	4%	11%	5%	25%	33%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	5%	4%
Ba2	204	0%	0%	0%	1%	3%	1%	2%	1%	1%	7%	23%	42%	0%	4%	0%	0%	2%	0%	0%	0%	0%	0%	9%	2%
Ba3	174	0%	0%	0%	0%	3%	1%	3%	5%	4%	3%	16%	25%	31%	1%	1%	0%	1%	0%	0%	0%	0%	1%	6%	1%
B1	481	0%	0%	0%	0%	1%	0%	0%	1%	0%	1%	2%	3%	3%	40%	0%	0%	33%	0%	0%	0%	0%	3%	9%	2%
B2	165	0%	0%	0%	0%	1%	0%	0%	2%	1%	1%	2%	5%	5%	7%	29%	1%	39%	1%	0%	0%	0%	1%	4%	2%
B3	175	0%	1%	0%	0%	0%	0%	0%	5%	1%	0%	1%	1%	2%	8%	9%	27%	35%	1%	0%	0%	0%	2%	6%	3%
Caa1	276	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	1%	1%	3%	0%	67%	0%	0%	0%	0%	17%	2%	5%
Caa2	252	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	3%	0%	2%	56%	9%	4%	0%	0%	19%	2%	1%
Caa3	277	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	2%	65%	6%	8%	0%	0%	0%	9%	2%	3%
Ca	460	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	18%	6%	8%	1%	3%	1%	1%
C	247	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	1%	0%	0%	35%	11%	13%	12%	19%	3%	2%	2%
Total	9,421																								

RMBS - 3-Year Transition and Default Rates
(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,587	66%	5%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	27%	1%
Aa1	597	52%	12%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	2%
Aa2	324	39%	8%	12%	0%	1%	1%	0%	1%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	35%	3%
Aa3	469	21%	28%	10%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	28%	1%
A1	523	14%	4%	4%	2%	59%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	2%
A2	335	24%	7%	10%	11%	12%	7%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	4%
A3	294	20%	5%	4%	19%	17%	3%	6%	2%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	3%
Baa1	247	21%	7%	2%	5%	2%	4%	6%	10%	4%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	28%	9%
Baa2	257	14%	6%	4%	5%	5%	12%	11%	5%	10%	0%	1%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	20%	4%
Baa3	375	12%	4%	4%	3%	3%	6%	19%	13%	3%	5%	1%	0%	0%	2%	0%	0%	1%	0%	0%	0%	0%	0%	16%	7%
Ba1	247	19%	6%	5%	2%	5%	2%	9%	2%	5%	3%	7%	2%	1%	3%	0%	0%	2%	0%	0%	0%	0%	0%	18%	9%
Ba2	318	7%	2%	3%	3%	2%	2%	6%	4%	10%	9%	3%	12%	0%	3%	1%	0%	3%	0%	0%	0%	0%	1%	20%	8%
Ba3	259	7%	4%	5%	2%	5%	1%	9%	3%	5%	16%	5%	5%	8%	2%	0%	0%	3%	1%	0%	0%	0%	1%	12%	7%
B1	719	2%	1%	1%	1%	1%	1%	2%	2%	0%	1%	1%	1%	1%	18%	0%	0%	32%	0%	0%	0%	0%	5%	25%	6%
B2	261	3%	0%	2%	2%	6%	0%	5%	4%	1%	3%	8%	6%	3%	4%	9%	0%	17%	0%	0%	0%	0%	1%	14%	10%
B3	287	2%	0%	2%	0%	5%	1%	2%	5%	1%	2%	8%	11%	5%	6%	3%	9%	18%	0%	0%	0%	0%	3%	7%	7%
Caa1	342	1%	1%	1%	0%	4%	0%	1%	3%	1%	1%	2%	1%	1%	2%	2%	0%	36%	1%	2%	0%	0%	22%	6%	10%
Caa2	342	2%	1%	1%	1%	4%	0%	0%	3%	1%	1%	4%	1%	1%	4%	1%	1%	37%	4%	1%	0%	0%	23%	4%	8%
Caa3	456	1%	0%	1%	0%	1%	1%	0%	1%	0%	0%	0%	1%	0%	2%	1%	2%	41%	4%	4%	0%	0%	26%	5%	8%
Ca	1,029	0%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	27%	8%	3%	3%	0%	49%	3%	3%
C	448	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	1%	0%	0%	1%	0%	0%	21%	7%	7%	7%	10%	34%	3%	5%
Total	10,716																								

RMBS - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,535	11%	7%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	74%	4%
Aa1	316	11%	2%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	78%	8%
Aa2	662	6%	3%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	83%	5%
Aa3	317	9%	2%	1%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	6%
A1	589	4%	1%	1%	1%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	72%	11%
A2	545	3%	2%	3%	0%	17%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	62%	10%
A3	772	2%	0%	1%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	67%	25%
Baa1	1,058	2%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	45%	51%
Baa2	624	3%	0%	1%	0%	0%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	1%	50%	41%
Baa3	1,071	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	47%	46%
Ba1	988	3%	1%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	2%	48%	42%
Ba2	794	3%	1%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	2%	0%	0%	2%	0%	0%	0%	0%	3%	39%	48%
Ba3	877	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	2%	0%	0%	0%	0%	3%	37%	52%
B1	982	2%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	2%	0%	0%	6%	0%	0%	0%	0%	7%	40%	41%
B2	944	4%	0%	0%	1%	0%	0%	0%	1%	0%	1%	0%	1%	0%	1%	1%	0%	5%	0%	1%	0%	0%	6%	35%	43%
B3	885	4%	1%	0%	1%	0%	0%	0%	1%	0%	0%	0%	1%	0%	2%	0%	1%	6%	0%	0%	0%	0%	10%	28%	43%
Caa1	1,416	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	5%	0%	0%	0%	0%	20%	22%	45%
Caa2	1,582	2%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	1%	0%	0%	8%	1%	0%	0%	0%	28%	17%	39%
Caa3	1,436	4%	1%	0%	0%	1%	0%	0%	1%	1%	0%	0%	0%	0%	2%	1%	1%	14%	1%	1%	0%	0%	29%	13%	26%
Ca	2,472	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	1%	0%	0%	1%	0%	0%	13%	3%	1%	1%	0%	41%	14%	19%
C	2,610	1%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	2%	0%	0%	8%	1%	1%	1%	2%	46%	15%	19%
Total	22,475																								

Commercial Mortgage Backed Securities (CMBS)

CMBS - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,536	76%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
Aa1	93	0%	68%	4%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%
Aa2	222	0%	0%	75%	0%	6%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	0%
Aa3	230	0%	0%	0%	80%	2%	4%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%
A1	96	0%	0%	0%	0%	71%	1%	5%	4%	1%	0%	2%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	15%	0%
A2	69	0%	0%	0%	0%	1%	68%	0%	6%	7%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	1%
A3	164	0%	0%	0%	0%	0%	0%	81%	1%	4%	2%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%
Baa1	56	0%	0%	0%	0%	0%	0%	9%	48%	0%	5%	7%	2%	0%	2%	0%	0%	2%	2%	0%	0%	0%	0%	23%	0%
Baa2	86	0%	0%	0%	0%	0%	0%	0%	0%	67%	1%	8%	6%	1%	0%	0%	0%	0%	1%	0%	0%	0%	0%	15%	0%
Baa3	125	0%	0%	0%	0%	0%	0%	0%	2%	1%	79%	0%	2%	2%	0%	2%	2%	0%	0%	0%	0%	0%	0%	12%	0%
Ba1	46	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	54%	2%	9%	13%	0%	0%	4%	0%	2%	2%	2%	2%	9%	0%
Ba2	56	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	0%	9%	5%	2%	0%	2%	0%	0%	2%	0%	5%	0%
Ba3	72	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	71%	0%	8%	3%	1%	0%	3%	0%	1%	0%	13%	0%
B1	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	64%	0%	12%	5%	0%	0%	0%	7%	0%	10%	0%
B2	39	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	64%	0%	8%	8%	3%	0%	3%	0%	15%	0%
B3	44	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	57%	7%	11%	2%	0%	5%	0%	16%	0%
Caa1	21	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%	0%	14%	0%	24%	10%	10%	0%
Caa2	24	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	58%	21%	8%	0%	0%	13%	0%
Caa3	50	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	64%	2%	22%	8%	4%	0%
Ca	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69%	8%	23%	0%	0%
C	60	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	67%	27%	5%	0%
Total	3,144																								

CMBS - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,807	49%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	47%	0%
Aa1	100	0%	42%	4%	3%	1%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	48%	0%
Aa2	217	0%	0%	54%	0%	8%	2%	1%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	0%
Aa3	248	0%	1%	0%	46%	2%	5%	2%	1%	2%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	0%	35%	0%
A1	75	0%	0%	0%	0%	47%	3%	1%	4%	1%	0%	0%	1%	0%	3%	0%	1%	0%	0%	0%	0%	1%	0%	37%	0%
A2	75	0%	0%	0%	0%	1%	25%	0%	8%	4%	0%	4%	1%	0%	0%	3%	0%	1%	0%	0%	0%	1%	0%	49%	1%
A3	173	0%	0%	0%	0%	1%	0%	41%	1%	5%	2%	3%	2%	0%	2%	1%	1%	1%	0%	1%	0%	1%	0%	39%	0%
Baa1	66	0%	0%	0%	0%	0%	0%	8%	27%	0%	6%	2%	3%	0%	3%	0%	0%	2%	0%	0%	0%	5%	0%	45%	0%
Baa2	72	0%	0%	0%	0%	0%	0%	0%	0%	42%	10%	3%	3%	1%	6%	0%	1%	3%	3%	1%	0%	1%	0%	26%	0%
Baa3	104	0%	0%	0%	0%	0%	0%	0%	0%	1%	44%	1%	5%	4%	2%	1%	2%	0%	0%	1%	0%	2%	1%	37%	0%
Ba1	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	5%	12%	5%	5%	5%	5%	0%	5%	2%	2%	2%	33%	0%
Ba2	49	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	27%	0%	8%	8%	6%	2%	4%	2%	0%	6%	4%	31%	0%
Ba3	64	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	36%	2%	8%	2%	5%	3%	5%	0%	5%	2%	34%	0%
B1	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	24%	3%	10%	10%	3%	3%	0%	0%	7%	34%	0%
B2	41	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%	5%	10%	5%	0%	12%	2%	37%	0%
B3	56	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	27%	2%	9%	11%	4%	5%	11%	30%	0%
Caa1	24	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	4%	8%	25%	0%	4%	4%	46%	4%
Caa2	34	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	29%	6%	15%	18%	18%	0%
Caa3	51	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	4%	25%	39%	14%	0%
Ca	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%	13%	44%	13%	0%
C	56	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	32%	55%	11%	0%
Total	3,399																								

CMBS - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015	Number of Ratings Outstanding	Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings		Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,675	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	98%	0%
Aa1	103	0%	0%	3%	1%	1%	2%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	92%	0%
Aa2	196	1%	1%	4%	0%	1%	1%	0%	2%	0%	0%	2%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	89%	0%
Aa3	190	0%	0%	1%	1%	1%	1%	1%	3%	2%	1%	2%	0%	1%	1%	2%	1%	1%	0%	0%	1%	0%	2%	81%	0%
A1	129	0%	0%	0%	6%	2%	0%	5%	0%	1%	1%	2%	1%	0%	1%	0%	0%	0%	1%	0%	0%	0%	0%	81%	0%
A2	131	0%	0%	0%	0%	2%	1%	1%	1%	0%	1%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	1%	93%	0%
A3	183	0%	0%	0%	0%	0%	0%	1%	2%	2%	0%	2%	1%	1%	4%	2%	0%	1%	2%	3%	1%	0%	3%	78%	0%
Baa1	107	0%	0%	0%	0%	0%	0%	2%	0%	4%	7%	0%	1%	1%	1%	0%	0%	2%	0%	1%	0%	0%	3%	79%	0%
Baa2	109	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	4%	93%	0%
Baa3	206	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	1%	0%	2%	1%	2%	0%	3%	4%	1%	2%	4%	75%	0%
Ba1	117	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	85%	3%
Ba2	126	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	2%	2%	2%	3%	5%	2%	10%	13%	60%	1%
Ba3	95	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	1%	0%	4%	14%	77%	0%
B1	98	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	2%	0%	10%	86%	0%
B2	125	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	5%	2%	11%	19%	62%	0%
B3	120	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	16%	82%	1%
Caa1	119	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	66%	1%
Caa2	129	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	38%	60%	1%
Caa3	222	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	45%	52%	2%
Ca	74	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	62%	35%	1%
C	222	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	19%	0%
Total	4,476																								

CMBS: Commercial real estate (CRE) CDOs, where 70% or more of the collateral is comprised of CRE loans, are classified as CMBS. If the collateral backing the transaction contains less than 70% CRE loans, then the deal is classified as a CDO.

Collateralized Loan Obligations (CLOs)

CLOs - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,881	52%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	48%	0%
Aa1	300	36%	21%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%	0%
Aa2	694	8%	12%	43%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	37%	0%
Aa3	113	14%	17%	4%	21%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	44%	0%
A1	143	15%	16%	6%	6%	16%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	42%	0%
A2	515	1%	2%	1%	3%	9%	43%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	42%	0%
A3	63	2%	8%	2%	5%	10%	8%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%	0%
Baa1	94	1%	3%	3%	6%	4%	4%	4%	26%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	48%	0%
Baa2	139	1%	0%	2%	4%	4%	5%	14%	4%	26%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%	0%
Baa3	569	0%	0%	0%	1%	0%	0%	2%	4%	6%	50%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	36%	0%
Ba1	40	0%	0%	0%	0%	0%	0%	0%	3%	0%	3%	30%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	63%	0%
Ba2	145	0%	0%	0%	0%	0%	0%	0%	1%	1%	0%	4%	40%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	51%	0%
Ba3	747	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	52%	7%	1%	1%	0%	0%	0%	0%	0%	0%	38%	0%
B1	107	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	39%	3%	7%	7%	2%	1%	0%	0%	0%	38%	0%
B2	102	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	33%	6%	2%	3%	0%	0%	0%	1%	50%	0%
B3	373	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	70%	4%	1%	0%	0%	0%	0%	23%	0%
Caa1	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	17%	24%	12%	2%	0%	7%	36%	0%
Caa2	54	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	26%	37%	2%	0%	7%	28%	0%
Caa3	30	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	63%	7%	3%	20%	7%	0%
Ca	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	56%	11%	0%
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Total	7,161																								

CLOs - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,509	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	0%
Aa1	334	21%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	0%
Aa2	1,142	14%	9%	24%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	53%	0%
Aa3	68	13%	1%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	82%	0%
A1	163	12%	6%	1%	6%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	72%	0%
A2	957	7%	4%	2%	3%	6%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%	0%
A3	51	14%	2%	0%	6%	2%	10%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%	0%
Baa1	62	0%	0%	5%	3%	2%	0%	2%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	82%	0%
Baa2	130	2%	1%	0%	2%	2%	3%	5%	6%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	71%	0%
Baa3	881	1%	1%	0%	1%	1%	1%	2%	4%	6%	29%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	53%	0%
Ba1	58	3%	0%	0%	3%	2%	0%	2%	3%	0%	7%	17%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	0%
Ba2	196	1%	0%	0%	0%	0%	0%	0%	1%	0%	0%	3%	24%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69%	0%
Ba3	946	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	37%	7%	1%	1%	1%	0%	0%	0%	0%	0%	51%	0%
B1	127	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	17%	2%	2%	3%	3%	1%	1%	0%	2%	67%	0%
B2	134	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	20%	5%	2%	4%	1%	0%	0%	0%	65%	0%
B3	379	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	44%	5%	4%	6%	0%	0%	2%	36%	0%
Caa1	39	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	5%	31%	0%	0%	21%	41%	0%
Caa2	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	38%	3%	0%	21%	31%	0%
Caa3	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	10%	30%	30%	0%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%	0%
C	-																								
Total	8,217																								

CLOs - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025(Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,017	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa1	109	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa2	525	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa3	48	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A1	68	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A2	426	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A3	55	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa1	61	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa2	112	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa3	363	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Ba1	78	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Ba2	169	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Ba3	343	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	97%	0%
B1	46	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	96%	0%
B2	160	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	6%	94%	0%
B3	94	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	96%	0%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Caa2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	83%	0%
Caa3	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	27%	73%	0%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
C	-																								
Total	4,697																								

Collateralized Debt Obligations (CDOs)

CDOs - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	**Number of Ratings Outstanding**	**Aaa**	**Aa1**	**Aa2**	**Aa3**	**A1**	**A2**	**A3**	**Baa1**	**Baa2**	**Baa3**	**Ba1**	**Ba2**	**Ba3**	**B1**	**B2**	**B3**	**Caa1**	**Caa2**	**Caa3**	**Ca**	**C**	**Default**	**Paid Off**	**Withdrawn (other)**
Aaa	256	67%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	32%	0%
Aa1	77	40%	47%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%
Aa2	81	12%	16%	48%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
Aa3	43	7%	19%	5%	51%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	0%
A1	24	17%	4%	17%	13%	21%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%
A2	49	0%	4%	0%	14%	14%	55%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	0%
A3	60	2%	2%	5%	13%	8%	0%	55%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	0%
Baa1	19	0%	0%	0%	11%	11%	11%	11%	42%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	0%
Baa2	20	0%	0%	5%	0%	5%	5%	20%	0%	35%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	0%
Baa3	66	0%	0%	0%	2%	2%	2%	11%	6%	2%	62%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	0%
Ba1	26	0%	0%	0%	0%	0%	0%	0%	8%	15%	8%	62%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
Ba2	13	0%	0%	0%	0%	0%	0%	8%	0%	15%	8%	8%	38%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
Ba3	50	0%	0%	0%	0%	0%	0%	0%	4%	2%	2%	18%	10%	46%	2%	0%	0%	0%	0%	0%	0%	0%	2%	14%	0%
B1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%	86%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	18	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%	22%	61%	0%	0%	0%	0%	0%	0%	6%	0%
Caa1	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%	0%	22%	11%	0%	0%	0%	56%	0%	0%
Caa2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	25%	0%	0%	0%	0%	25%	0%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	67%	0%
Ca	19	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	11%	32%	0%	53%	0%	0%
C	56	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	54%	20%	2%
Total	904																								

CDOs - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	**Number of Ratings Outstanding**	**Aaa**	**Aa1**	**Aa2**	**Aa3**	**A1**	**A2**	**A3**	**Baa1**	**Baa2**	**Baa3**	**Ba1**	**Ba2**	**Ba3**	**B1**	**B2**	**B3**	**Caa1**	**Caa2**	**Caa3**	**Ca**	**C**	**Default**	**Paid Off**	**Withdrawn (other)**
Aaa	178	52%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	47%	0%
Aa1	68	47%	18%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	35%	0%
Aa2	80	26%	20%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	34%	0%
Aa3	46	22%	24%	7%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	26%	2%
A1	29	3%	7%	31%	10%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	41%	0%
A2	50	4%	8%	0%	14%	14%	28%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	32%	0%
A3	53	6%	8%	8%	13%	6%	0%	21%	2%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	36%	0%
Baa1	23	9%	9%	0%	13%	17%	13%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	0%
Baa2	24	0%	0%	0%	13%	4%	4%	17%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	54%	0%
Baa3	53	2%	0%	2%	6%	4%	2%	15%	6%	0%	26%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	36%	0%
Ba1	23	0%	0%	0%	0%	0%	0%	0%	22%	17%	9%	35%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%
Ba2	18	0%	0%	0%	0%	6%	0%	11%	6%	17%	0%	17%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%
Ba3	58	0%	0%	0%	0%	0%	0%	0%	7%	2%	3%	21%	12%	21%	3%	0%	0%	0%	0%	0%	0%	0%	2%	29%	0%
B1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%	0%	0%	0%	0%	0%	0%	0%	0%	57%	0%
B2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	6%	38%	31%	0%	0%	0%	0%	0%	0%	13%	0%
Caa1	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%	0%	0%	8%	0%	0%	0%	46%	38%	0%
Caa2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	20%	0%	0%	0%	0%	0%	0%
Caa3	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	0%	67%	17%
Ca	45	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	4%	13%	0%	78%	0%	2%
C	95	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	68%	12%	5%
Total	892																								

CDOs - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	213	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	94%	3%
Aa1	53	21%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	62%	4%
Aa2	61	5%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	92%	0%
Aa3	41	41%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	54%	5%
A1	47	26%	9%	0%	0%	4%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	57%	2%
A2	77	16%	1%	0%	0%	4%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	0%
A3	37	8%	14%	19%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	54%	3%
Baa1	21	0%	14%	5%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	76%	0%
Baa2	13	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	92%	0%
Baa3	49	8%	2%	14%	2%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69%	0%
Ba1	41	0%	2%	0%	15%	7%	0%	0%	0%	0%	0%	2%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	66%	5%
Ba2	27	4%	0%	4%	4%	4%	0%	7%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	70%	4%
Ba3	25	0%	0%	0%	0%	0%	12%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	88%	0%
B1	30	3%	0%	0%	3%	0%	0%	7%	7%	10%	3%	3%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	0%
B2	35	3%	0%	0%	0%	0%	0%	3%	9%	6%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	69%	6%
B3	31	0%	3%	0%	0%	0%	0%	3%	3%	0%	0%	6%	13%	0%	0%	6%	10%	0%	0%	0%	0%	0%	0%	55%	0%
Caa1	41	2%	0%	0%	0%	0%	0%	2%	0%	0%	0%	17%	2%	0%	0%	2%	0%	0%	0%	0%	0%	0%	10%	61%	2%
Caa2	36	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	6%	0%	0%	3%	0%	0%	0%	3%	0%	0%	0%	11%	69%	6%
Caa3	98	0%	0%	0%	0%	0%	1%	0%	2%	0%	0%	1%	1%	3%	0%	3%	1%	1%	0%	1%	0%	0%	8%	60%	17%
Ca	252	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	47%	20%	29%
C	370	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	0%	1%	0%	0%	0%	4%	59%	11%	24%
Total	1,598																								

"CDO: Derivative securities such as structured notes and repackaged securities are not considered as part of this sector. Commercial real estate (CRE) CDOs are also excluded (see the definition of CMBS)."

Asset-Backed Commercial Paper (ABCP)

ABCP - 1-Year Transition and Default Rates
(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)				Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	131	98%	0%	0%	0%	0%	2%	0%
P-2	1	0%	100%	0%	0%	0%	0%	0%
P-3	-							
NP	2	0%	0%	0%	100%	0%	0%	0%
Total	**134**							

ABCP - 3-Year Transition and Default Rates
(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)				Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	116	93%	0%	0%	0%	0%	7%	0%
P-2	6	33%	17%	0%	0%	0%	50%	0%
P-3	-							
NP	1	0%	0%	0%	100%	0%	0%	0%
Total	**123**							

ABCP - 10-Year Transition and Default Rates
(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)				Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	113	68%	0%	0%	0%	0%	28%	4%
P-2	3	0%	33%	0%	0%	0%	33%	33%
P-3	-							
NP	-							
Total	**116**							

ABCP: Please note that ABCP is reported on program level instead of on tranche level. Most ABCP programs only have one tranche rating. A few programs have short-term tranches denominated in different currencies but their ratings are invariably the same. Therefore, we report only one rating for each program to avoid redundancy.

Other Asset Backed Securities (Other ABS)

Other ABS - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,592	66%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
Aa1	302	33%	43%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%	0%
Aa2	262	15%	21%	41%	1%	2%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	0%
Aa3	200	11%	6%	19%	44%	3%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	0%
A1	232	4%	7%	8%	9%	42%	1%	3%	1%	0%	1%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	2%	19%	0%
A2	211	3%	3%	9%	8%	14%	46%	2%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%
A3	115	1%	3%	5%	3%	9%	9%	49%	1%	3%	4%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%
Baa1	121	1%	1%	2%	3%	6%	9%	16%	44%	3%	0%	2%	2%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%
Baa2	165	0%	1%	2%	2%	6%	5%	9%	10%	44%	4%	5%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	12%	0%
Baa3	147	1%	1%	1%	1%	2%	3%	4%	7%	16%	53%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%
Ba1	127	0%	0%	0%	2%	1%	2%	0%	2%	7%	9%	37%	8%	2%	16%	0%	1%	0%	0%	0%	0%	0%	0%	15%	0%
Ba2	96	0%	0%	0%	0%	1%	0%	1%	2%	3%	6%	17%	50%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	16%	0%
Ba3	55	0%	2%	0%	0%	0%	0%	4%	0%	0%	2%	20%	11%	49%	0%	4%	0%	0%	0%	0%	0%	0%	0%	9%	0%
B1	57	0%	0%	0%	2%	0%	0%	2%	0%	0%	0%	2%	9%	7%	56%	5%	2%	0%	0%	0%	0%	0%	4%	12%	0%
B2	60	0%	0%	0%	0%	0%	0%	2%	0%	0%	2%	8%	2%	10%	15%	38%	2%	7%	5%	0%	0%	0%	0%	10%	0%
B3	34	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	12%	82%	0%	0%	0%	0%	0%	0%	3%	0%
Caa1	19	0%	0%	0%	0%	0%	0%	0%	5%	0%	0%	0%	0%	0%	5%	0%	5%	74%	0%	5%	0%	0%	0%	5%	0%
Caa2	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	0%	0%	0%	7%	13%	0%
Caa3	22	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	64%	5%	9%	9%	9%	0%
Ca	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	88%	6%	0%	6%	0%
C	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	76%	21%	2%	0%
Total	4,890																								

Other ABS - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,397	26%	10%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%	1%
Aa1	274	15%	18%	0%	0%	4%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	0%
Aa2	227	17%	3%	16%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%	1%
Aa3	193	12%	2%	7%	18%	1%	0%	1%	1%	0%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	55%	1%
A1	134	12%	9%	5%	7%	14%	1%	1%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	43%	1%
A2	163	7%	6%	5%	3%	4%	20%	0%	1%	1%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	1%
A3	99	5%	2%	5%	5%	5%	5%	9%	1%	1%	0%	1%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	2%	55%	1%
Baa1	101	4%	4%	1%	1%	3%	9%	10%	15%	3%	0%	1%	0%	0%	4%	0%	0%	0%	3%	0%	0%	0%	1%	41%	1%
Baa2	151	4%	3%	3%	1%	4%	3%	5%	4%	15%	3%	1%	1%	0%	2%	0%	0%	1%	0%	0%	0%	0%	1%	50%	1%
Baa3	134	3%	1%	4%	1%	1%	2%	2%	4%	2%	13%	4%	5%	1%	16%	0%	0%	1%	0%	0%	0%	0%	0%	39%	1%
Ba1	72	1%	0%	0%	4%	3%	1%	4%	1%	10%	7%	13%	0%	0%	8%	0%	0%	1%	0%	0%	0%	1%	1%	43%	0%
Ba2	86	0%	0%	2%	0%	0%	0%	1%	0%	3%	5%	14%	20%	1%	0%	1%	0%	1%	0%	0%	0%	2%	0%	49%	0%
Ba3	45	0%	0%	0%	0%	2%	2%	0%	0%	4%	4%	4%	4%	29%	0%	2%	2%	0%	0%	2%	0%	0%	4%	38%	0%
B1	46	0%	2%	2%	0%	2%	0%	0%	0%	0%	0%	2%	4%	9%	17%	4%	0%	0%	0%	0%	0%	0%	11%	46%	0%
B2	51	0%	0%	0%	2%	0%	2%	0%	0%	0%	4%	2%	0%	2%	8%	18%	0%	0%	4%	4%	0%	0%	2%	51%	2%
B3	31	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	3%	0%	0%	3%	39%	0%	0%	0%	3%	13%	6%	29%	0%
Caa1	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	6%	53%	0%	0%	0%	0%	0%	35%	0%
Caa2	19	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%	0%	26%	5%	0%	0%	5%	47%	5%
Caa3	26	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	31%	8%	4%	15%	31%	0%
Ca	16	0%	0%	0%	0%	0%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%	56%	13%	6%	13%	0%
C	43	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%	58%	28%	5%	5%
Total	4,325																								

Other ABS - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,426	4%	4%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	88%	0%
Aa1	244	5%	17%	0%	1%	5%	1%	0%	1%	2%	2%	1%	1%	0%	5%	0%	0%	0%	0%	0%	0%	0%	0%	58%	0%
Aa2	359	3%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	92%	2%
Aa3	259	3%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	90%	2%
A1	177	3%	3%	0%	0%	1%	0%	0%	2%	0%	1%	1%	0%	1%	1%	1%	0%	1%	0%	0%	0%	0%	1%	84%	3%
A2	256	3%	5%	0%	4%	2%	2%	0%	0%	0%	2%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	79%	1%
A3	154	8%	2%	1%	0%	1%	0%	0%	0%	0%	1%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	79%	5%
Baa1	130	2%	2%	0%	0%	2%	1%	2%	0%	2%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	2%	82%	5%
Baa2	158	2%	1%	3%	1%	0%	1%	1%	1%	1%	0%	2%	1%	0%	0%	0%	0%	1%	0%	0%	0%	0%	1%	82%	3%
Baa3	92	0%	0%	1%	0%	0%	0%	2%	2%	0%	2%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	82%	9%
Ba1	67	0%	0%	0%	0%	0%	1%	0%	0%	3%	0%	0%	1%	1%	1%	0%	0%	0%	0%	0%	1%	0%	1%	73%	15%
Ba2	71	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	1%	3%	1%	1%	1%	0%	0%	0%	0%	0%	0%	1%	80%	6%
Ba3	48	0%	0%	0%	0%	0%	0%	0%	4%	6%	0%	10%	2%	4%	0%	0%	2%	0%	0%	0%	0%	0%	0%	56%	15%
B1	93	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	1%	3%	0%	1%	1%	0%	0%	0%	0%	1%	81%	9%
B2	54	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	2%	6%	6%	4%	0%	2%	0%	0%	0%	0%	69%	11%
B3	56	0%	0%	0%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%	13%	4%	0%	5%	0%	0%	4%	57%	11%
Caa1	50	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	2%	4%	10%	6%	0%	2%	0%	52%	20%
Caa2	25	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	0%	4%	4%	4%	4%	0%	4%	64%	12%
Caa3	46	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	7%	2%	4%	2%	7%	15%	39%	15%
Ca	41	0%	2%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	15%	0%	10%	49%	20%
C	106	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	23%	36%	21%	17%
Total	4,912																								

Other Structured Finance Products (Other SFPs)

Other SFPs - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	9,647	98%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
Aa1	750	34%	59%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%
Aa2	207	11%	35%	48%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Aa3	221	1%	4%	39%	52%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
A1	251	1%	2%	13%	29%	43%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%
A2	138	3%	0%	11%	7%	40%	27%	0%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%
A3	198	1%	1%	2%	2%	10%	53%	27%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Baa1	161	0%	1%	2%	0%	1%	28%	55%	7%	1%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
Baa2	222	0%	0%	0%	0%	2%	11%	42%	25%	13%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Baa3	180	0%	0%	0%	0%	0%	0%	17%	34%	28%	16%	1%	3%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	0%
Ba1	101	0%	0%	0%	0%	0%	1%	1%	3%	19%	55%	12%	1%	1%	2%	0%	1%	2%	0%	0%	0%	0%	1%	1%	0%
Ba2	67	0%	0%	0%	0%	0%	0%	6%	0%	0%	33%	31%	15%	0%	6%	3%	1%	0%	0%	0%	1%	0%	0%	3%	0%
Ba3	20	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	45%	10%	10%	5%	5%	10%	5%	0%	0%	0%	0%	0%	10%	0%
B1	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%	60%	0%	0%	27%	0%	0%	0%	0%	0%	0%	0%
B2	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%	41%	6%	18%	0%	0%	0%	0%	0%	12%	18%
B3	32	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	28%	9%	22%	31%	3%	3%	0%	0%	0%	0%	3%
Caa1	47	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	0%	2%	83%	0%	0%	0%	0%	2%	2%	9%
Caa2	134	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%	36%	1%	1%	0%	1%	0%	2%
Caa3	225	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	45%	29%	1%	0%	0%	0%	1%
Ca	319	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	26%	34%	29%	0%	0%	0%	2%
C	215	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	79%	2%	6%	5%
Total	13,167																								

Other SFPs - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	7,671	94%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%
Aa1	914	74%	17%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Aa2	191	39%	18%	20%	1%	1%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	1%
Aa3	288	17%	40%	10%	13%	3%	0%	1%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%
A1	194	15%	13%	0%	1%	25%	2%	1%	2%	1%	1%	1%	1%	0%	0%	1%	0%	0%	0%	0%	1%	0%	0%	37%	1%
A2	221	15%	5%	23%	18%	10%	7%	0%	0%	1%	1%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%
A3	210	6%	4%	9%	21%	15%	1%	8%	0%	1%	0%	1%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	1%
Baa1	68	12%	1%	6%	13%	7%	0%	10%	10%	4%	4%	4%	6%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	15%	3%
Baa2	98	1%	1%	23%	0%	13%	24%	23%	0%	4%	0%	0%	1%	0%	1%	0%	0%	1%	1%	1%	0%	0%	0%	4%	0%
Baa3	159	3%	0%	9%	3%	5%	18%	15%	21%	11%	6%	0%	1%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	6%	1%
Ba1	104	3%	0%	5%	0%	1%	4%	7%	25%	29%	5%	7%	2%	0%	3%	1%	1%	1%	0%	0%	0%	0%	1%	6%	1%
Ba2	71	0%	1%	13%	0%	3%	11%	4%	15%	14%	21%	1%	4%	0%	0%	0%	4%	0%	0%	0%	0%	0%	1%	6%	0%
Ba3	62	0%	2%	2%	2%	3%	0%	10%	0%	2%	31%	34%	0%	0%	0%	0%	0%	15%	0%	0%	0%	0%	0%	2%	0%
B1	44	2%	0%	0%	0%	0%	5%	2%	0%	0%	34%	20%	0%	0%	9%	0%	0%	14%	0%	0%	0%	0%	0%	11%	2%
B2	41	2%	0%	0%	0%	10%	2%	12%	10%	0%	2%	0%	0%	0%	2%	15%	2%	10%	0%	2%	0%	2%	0%	12%	15%
B3	42	0%	0%	0%	0%	0%	12%	19%	7%	0%	0%	0%	5%	2%	21%	0%	7%	12%	0%	2%	2%	0%	0%	5%	5%
Caa1	67	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	1%	0%	0%	3%	3%	48%	0%	3%	3%	3%	4%	13%	15%
Caa2	151	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	52%	32%	0%	1%	1%	1%	1%	12%
Caa3	246	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	41%	26%	2%	2%	0%	1%	6%
Ca	343	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	24%	31%	24%	1%	1%	2%	8%
C	267	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	60%	2%	20%	11%
Total	11,452																								

Other SFPs - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	**Number of Ratings Outstanding**	**Aaa**	**Aa1**	**Aa2**	**Aa3**	**A1**	**A2**	**A3**	**Baa1**	**Baa2**	**Baa3**	**Ba1**	**Ba2**	**Ba3**	**B1**	**B2**	**B3**	**Caa1**	**Caa2**	**Caa3**	**Ca**	**C**	**Default**	**Paid Off**	**Withdrawn (other)**
Aaa	1,402	32%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	62%	1%
Aa1	201	30%	7%	2%	1%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	53%	3%
Aa2	170	10%	2%	5%	1%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	76%	5%
Aa3	129	9%	2%	1%	1%	2%	0%	0%	2%	2%	2%	1%	0%	0%	2%	2%	1%	1%	0%	0%	0%	0%	2%	71%	1%
A1	209	4%	0%	1%	1%	4%	1%	1%	1%	1%	1%	1%	5%	0%	1%	0%	2%	0%	0%	0%	0%	0%	1%	72%	1%
A2	200	2%	0%	1%	0%	17%	0%	1%	0%	0%	0%	1%	1%	1%	0%	1%	0%	0%	1%	0%	0%	1%	0%	70%	7%
A3	152	7%	0%	1%	0%	4%	1%	3%	1%	4%	0%	1%	0%	0%	1%	0%	0%	1%	0%	1%	0%	0%	0%	72%	5%
Baa1	118	6%	0%	0%	1%	0%	1%	0%	2%	0%	0%	0%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	53%	36%
Baa2	81	2%	0%	0%	0%	1%	0%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	62%	30%
Baa3	130	2%	0%	0%	0%	0%	0%	2%	0%	0%	2%	0%	1%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	53%	39%
Ba1	94	0%	0%	1%	0%	0%	0%	0%	2%	0%	2%	6%	2%	0%	0%	0%	0%	9%	0%	0%	0%	0%	0%	36%	41%
Ba2	82	0%	0%	0%	0%	0%	0%	0%	0%	22%	0%	0%	0%	0%	2%	0%	0%	4%	0%	0%	0%	0%	1%	33%	38%
Ba3	401	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	5%	0%	46%	46%
B1	148	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	5%	0%	1%	1%	3%	3%	39%	47%
B2	153	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	4%	0%	1%	1%	3%	1%	35%	56%
B3	173	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	2%	6%	1%	0%	1%	2%	1%	34%	51%
Caa1	341	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	5%	2%	0%	1%	2%	2%	28%	59%
Caa2	654	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	5%	1%	0%	2%	3%	26%	49%
Caa3	855	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	17%	9%	1%	1%	1%	21%	43%
Ca	613	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	7%	13%	10%	6%	3%	14%	45%
C	451	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	5%	15%	9%	32%	38%
Total	6,757																								

Other SFPs includes the following Moody's rated long-term product lines:*

- ABS - Leases - Aircraft - Repacs
- ABS - Repackaged Securities
- CDO - Repackaged Securities
- CDO - Repackaged Securities - CLO
- CDO - Resecuritization - Cash Flow
- CDO - Resecuritization - Synthetic
- Covered Bonds **
- MBS - Resecuritized Agency Guaranteed
- MBS - Resecuritized MBS
- Other - CAPCO
- Other - Repackaged Securities
- Other - Structured Covered Bonds
- Other - Structured Notes
- Other - Tax Credit Linked Structured Notes
- Structured Investment Vehicles - CDO

* Interest-Only (IO) tranches, combination securities (combo notes), and exchangeable certificates are included as other structured finance products, irrespective of their product line.

** Please note that single-issuer covered bonds are reported on deal level instead of on series level. The rationale is that ratings of a covered bond deal are almost always unambiguously the same as ratings of such deal's underlying series. Given a covered bond deal could have as many as 300 series issued under it, reporting on series level would introduce a great amount of redundancy. In the rare cases where a covered bond deal has different ratings on its concurrently outstanding series, the rating for a covered bond deal is generally taken as the rating of the highest rated series.

Sovereign Issuers

Sovereign Issuers - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	12	92%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	2	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	4	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	11	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	5	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	5	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	8	0%	0%	0%	0%	0%	0%	88%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	8	0%	0%	0%	0%	0%	0%	13%	88%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	5	0%	0%	0%	0%	0%	0%	0%	0%	80%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	7	0%	0%	0%	0%	0%	0%	0%	0%	14%	86%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%	57%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	71%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%	67%	0%	0%	11%	0%	0%	0%	0%	0%	0%	0%
B2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	88%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	91%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	89%	0%	0%	0%	0%	0%	0%	0%
Caa2	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	33%	0%	0%	0%	33%	0%	0%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	33%	33%	0%	0%	0%	0%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	50%	0%	0%	0%	0%
C	-																								
Total	138																								

Sovereign Issuers - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	12	92%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	2	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	4	0%	0%	75%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	9	0%	0%	11%	89%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	7	0%	0%	0%	29%	57%	0%	0%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	7	0%	0%	0%	0%	14%	71%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	4	0%	0%	0%	0%	0%	0%	75%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	4	0%	0%	0%	0%	0%	0%	25%	75%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	11	0%	0%	0%	0%	0%	0%	18%	27%	36%	18%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	4	0%	0%	0%	0%	0%	0%	0%	0%	25%	75%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	6	0%	0%	0%	0%	0%	0%	17%	0%	0%	33%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	83%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%	29%	14%	0%	14%	0%	14%	0%	0%	0%	0%	0%	0%	0%
B1	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	44%	56%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	8%	8%	33%	8%	17%	0%	8%	0%	0%	0%	8%	0%	0%
B3	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	7%	14%	64%	0%	0%	0%	0%	0%	7%	0%	0%
Caa1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%	0%	57%	14%	0%	0%	0%	14%	0%	0%
Caa2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	20%	0%	0%	0%	60%	0%	0%
Caa3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	25%	0%	0%	0%	50%	0%	0%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%
C	-																								
Total	136																								

Sovereign Issuers - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	14	79%	21%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	3	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	7	0%	0%	57%	29%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	6	0%	0%	0%	67%	17%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	6	0%	0%	0%	17%	33%	17%	0%	17%	0%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	3	0%	0%	0%	0%	0%	33%	33%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	7	0%	0%	0%	0%	0%	29%	29%	14%	14%	0%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	4	0%	0%	0%	25%	0%	0%	0%	25%	0%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%
Baa2	12	0%	0%	0%	0%	8%	0%	8%	25%	17%	17%	0%	17%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	9	0%	0%	0%	0%	0%	0%	11%	0%	11%	33%	11%	0%	11%	11%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	8	0%	0%	0%	0%	0%	0%	25%	0%	13%	13%	25%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%	0%
Ba2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%
Ba3	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	17%	0%	8%	8%	8%	0%	0%	8%	0%	33%	0%	0%
B1	13	0%	0%	0%	0%	0%	0%	8%	0%	0%	0%	0%	23%	15%	8%	8%	8%	15%	0%	0%	0%	0%	15%	0%	0%
B2	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	29%	14%	0%	0%	0%	0%	0%	43%	0%	0%
B3	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%	36%	27%	0%	0%	0%	0%	27%	0%	0%
Caa1	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Caa2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	33%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	0%
Ca	-																								
C	-																								
Total	130																								

United States Public Finance

United States Public Finance - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																				Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	754	92%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
Aa1	1,048	2%	95%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa2	2,136	0%	2%	94%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa3	2,264	0%	0%	3%	92%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
A1	1,798	0%	0%	0%	4%	91%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
A2	990	0%	0%	0%	0%	5%	89%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%
A3	557	0%	0%	0%	0%	0%	7%	87%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Baa1	272	0%	0%	0%	0%	0%	1%	6%	86%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%
Baa2	297	0%	0%	0%	0%	0%	0%	1%	6%	85%	3%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%
Baa3	243	0%	0%	0%	0%	0%	0%	0%	0%	5%	90%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Ba1	68	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	75%	4%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%
Ba2	58	0%	0%	0%	0%	0%	0%	0%	2%	0%	2%	10%	79%	2%	2%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	26	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	65%	19%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%
B1	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%	0%	54%	15%	0%	15%	8%	0%	0%	0%	0%	0%	0%
B2	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	14%	43%	0%	29%	0%	0%	0%	0%	0%	0%	0%
B3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	50%	25%	0%	0%	0%	0%	0%	0%	0%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	25%	0%	0%	0%	0%	0%	0%
Caa2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Caa3	-																								
Ca	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
C	-																								
Total	10,541																								

United States Public Finance - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																				Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	739	88%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	4%
Aa1	994	5%	85%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%
Aa2	2,236	0%	7%	81%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	8%
Aa3	2,282	0%	0%	7%	77%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	9%
A1	1,919	0%	0%	1%	12%	72%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	10%
A2	1,053	0%	0%	0%	2%	13%	66%	5%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	11%
A3	593	0%	0%	0%	0%	4%	21%	60%	4%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	8%
Baa1	272	0%	0%	0%	0%	1%	6%	24%	51%	5%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	8%
Baa2	281	0%	0%	0%	0%	0%	2%	6%	18%	57%	7%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%
Baa3	259	0%	0%	0%	0%	0%	0%	2%	8%	24%	48%	3%	3%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	8%
Ba1	70	0%	0%	0%	0%	1%	0%	1%	1%	3%	16%	43%	9%	6%	4%	1%	3%	1%	0%	0%	0%	0%	0%	1%	9%
Ba2	49	0%	0%	0%	0%	0%	0%	0%	4%	0%	8%	20%	45%	6%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%
Ba3	22	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	23%	27%	9%	5%	5%	5%	5%	0%	0%	0%	0%	5%	9%
B1	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%	18%	0%	9%	27%	0%	18%	9%	0%	0%	0%	9%	0%	0%
B2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%
B3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	0%	0%	25%	25%	0%	0%	0%	0%	0%	0%	25%	0%
Caa1	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%
Caa2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Ca	-																								
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Total	10,794																								

United States Public Finance - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	616	70%	8%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	16%
Aa1	926	16%	48%	9%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	18%
Aa2	2,667	2%	14%	43%	9%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	19%
Aa3	2,358	0%	3%	16%	38%	7%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	23%
A1	2,517	0%	1%	4%	16%	29%	6%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	30%
A2	1,214	0%	0%	1%	6%	18%	25%	5%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	29%
A3	623	0%	0%	1%	1%	10%	19%	21%	4%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	30%
Baa1	337	0%	0%	0%	3%	5%	8%	11%	13%	5%	4%	1%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	7%	40%
Baa2	228	0%	0%	0%	1%	4%	4%	8%	9%	15%	6%	2%	1%	1%	0%	0%	0%	0%	1%	0%	0%	0%	1%	8%	39%
Baa3	168	0%	1%	0%	2%	2%	3%	5%	7%	8%	15%	1%	5%	0%	2%	1%	0%	1%	0%	0%	0%	0%	1%	5%	42%
Ba1	51	0%	0%	0%	0%	2%	2%	4%	4%	6%	12%	4%	2%	4%	0%	0%	0%	4%	0%	0%	0%	0%	0%	4%	53%
Ba2	31	0%	0%	0%	3%	0%	3%	10%	0%	10%	6%	13%	6%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	45%
Ba3	21	0%	0%	0%	5%	0%	5%	0%	5%	0%	5%	5%	0%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	57%
B1	11	0%	0%	0%	0%	0%	0%	0%	18%	0%	0%	9%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	64%
B2	3	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%
B3	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	0%	0%	17%	0%	0%	0%	0%	0%	17%	0%	50%
Caa1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	86%
Caa2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Caa3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%	0%	60%
Ca	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%	0%	60%
C	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%
Total	11,797																								

International Public Finance

International Public Finance - 1-Year Transition and Default Rates

(December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2024 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	16	94%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	13	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	17	0%	0%	88%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%
Aa3	21	0%	0%	0%	90%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	26	0%	0%	0%	0%	85%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%
A2	6	0%	0%	0%	0%	0%	83%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%
A3	6	0%	0%	0%	0%	0%	33%	67%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	8	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	8	0%	0%	0%	0%	0%	0%	13%	50%	13%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	16	0%	0%	0%	0%	0%	0%	0%	0%	81%	6%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	12	0%	0%	0%	0%	0%	0%	0%	0%	8%	58%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%
B2	-																								
B3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%
Caa2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	67%	0%	0%	0%	0%	0%
Ca	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	44%	0%	22%	0%	0%	0%	0%	0%
C	-																								
Total	174																								

International Public Finance - 3-Year Transition and Default Rates

(December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	15	93%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	12	8%	92%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	20	0%	5%	70%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%
Aa3	18	0%	0%	6%	61%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%
A1	28	0%	0%	0%	4%	68%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%
A2	4	0%	0%	0%	0%	0%	75%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%
A3	7	0%	0%	0%	0%	0%	29%	43%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%
Baa1	8	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	11	0%	0%	0%	0%	0%	0%	18%	36%	9%	18%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%
Baa3	9	0%	0%	0%	0%	0%	0%	0%	0%	78%	11%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	11	0%	0%	0%	0%	0%	0%	0%	0%	55%	36%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	5	0%	0%	0%	0%	0%	0%	0%	0%	20%	20%	40%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	25%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
B2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	50%	0%	0%	0%	0%	0%	0%
Caa2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	67%	0%	0%	0%	0%	0%
Ca	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	33%	0%	22%	0%	0%	11%	0%	0%
C	-																								
Total	173																								

International Public Finance - 10-Year Transition and Default Rates

(December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																					Other Outcomes During 12/31/2015 - 12/31/2025 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	18	72%	17%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	15	13%	47%	7%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%
Aa2	20	0%	15%	40%	10%	10%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	15%
Aa3	2	0%	0%	50%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	16	0%	0%	0%	13%	69%	0%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%
A2	4	0%	0%	0%	25%	25%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%
A3	6	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	33%
Baa1	9	0%	0%	0%	0%	0%	22%	0%	11%	11%	0%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	44%
Baa2	17	0%	0%	0%	0%	0%	0%	24%	0%	47%	12%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%
Baa3	15	0%	0%	0%	0%	0%	0%	0%	7%	7%	0%	7%	0%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%
Ba1	21	0%	0%	0%	0%	0%	0%	10%	0%	14%	5%	10%	0%	0%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	57%
Ba2	28	0%	0%	0%	0%	0%	0%	0%	0%	4%	14%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	79%
Ba3	22	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	95%
B1	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	93%
B2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
B3	3	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	33%
Caa1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%	0%	0%	0%	0%	0%	0%	40%	0%	40%
Caa2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	0%	20%
Caa3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%
Ca	-																								
C	-																								
Total	230																								

Definition of Symbols

Moody's definitions of the symbols, numbers and scores in the rating scales used by Moody's to denote credit rating categories and notches within those categories for the classes and subclasses of credit ratings shown in the Matrices, are as follows:

Moody's Global Rating Scales

Ratings assigned on Moody's global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody's defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations[2] addressed by Moody's ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody's rating addresses the issuer's ability to obtain cash sufficient to service the obligation, and its willingness to pay.[3] Moody's ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating.[4] Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.[5,6] [7] Moody's issues ratings at the issuer level and instrument level on both the long-term scale and the short-term scale. Typically, ratings are made publicly available, although private and unpublished ratings may also be assigned.

Moody's differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings.[8] The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody's aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

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[2] In the case of impairments, there can be a financial loss even when contractual obligations are met.

[3] For issuer level ratings, see the definition of Issuer Ratings in this Exhibit. In some cases the relevant credit risk relates to a third party, in addition to, or instead of the issuer. Examples include credit-linked notes and guaranteed obligations.

[4] Because the number of possible features or structures is limited only by the creativity of issuers, Moody's cannot comprehensively catalogue all the types of non-standard variation affecting financial obligations, but examples include equity indexed principal values and cash flows, prepayment penalties, and an obligation to pay an amount that is not ascertainable at the inception of the transaction.

[5] For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors' expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

[6] Debts held on the balance sheets of official sector institutions – which include supranational institutions, central banks and certain government-owned or controlled banks – may not always be treated the same as debts held by private investors and lenders. When it is known that an obligation is held by official sector institutions as well as other investors, a rating (short-term or long-term) assigned to that obligation reflects only the credit risks faced by non-official sector investors.

[7] Where grace periods are disproportionately long relative to the stated maturity, Moody's may choose not to rate the instrument. This is particularly relevant in the commercial paper market where maturities may be 30 days or less with a strong investor expectation of prompt payment.

[8] Like other global scale ratings, (sf) ratings reflect both the likelihood of a default and the expected loss suffered in the event of default. Ratings are assigned based on a rating committee's assessment of a security's expected loss rate (default probability multiplied by expected loss severity), and may be subject to the constraint that the final expected loss rating assigned would not be more than a certain number of notches, typically three to five notches, above the rating that would be assigned based on an assessment of default probability alone. The magnitude of this constraint may vary with the level of the rating, the seasoning of the transaction, and the uncertainty around the assessments of expected loss and probability of default.

Global Long-Term Rating Scale

Aaa Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B Obligations rated B are considered speculative and are subject to high credit risk.

Caa Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a "(hyb)" indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

* By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Global Short-Term Rating Scale

P-1 Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

P-2 Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

P-3 Ratings of Prime-3 reflects an acceptable ability to repay short-term obligations.

NP Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Standard Linkage Between the Global Long-Term and Short-Term Rating Scales

The following table indicates the long-term ratings consistent with different short-term ratings when such long-term ratings exist.[9]



Long-term rating	Short-term rating
Aaa, Aa1, Aa2, Aa3, A1, A2	Prime – 1
A3, Baa1, Baa2	Prime – 2
Baa3	Prime – 3
Ba1, Ba2, Ba3, B1, B2, B3, Caa1, Caa2, Caa3, Ca, C	Not Prime

Issuer Ratings

Issuer Ratings are opinions of the ability of entities to honor senior unsecured debt and debt like obligations.[10,11] As such, Issuer Ratings incorporate any external support that is expected to apply to all current and future issuance of senior unsecured financial obligations and contracts, such as explicit support stemming from a guarantee of all senior unsecured financial obligations and contracts, and/or implicit support for issuers subject to joint default analysis (e.g. banks and government-related issuers). Issuer Ratings do not incorporate support arrangements, such as guarantees, that apply only to specific (but not to all) senior unsecured financial obligations and contracts.

While Issuer Ratings reflect the risk that debt and debt-like claims are not serviced on a timely basis, they do not reflect the risk that a contract or other non-debt obligation will be subjected to commercial disputes. Additionally, while an issuer may have senior unsecured obligations held by both supranational institutions and central banks (e.g., IMF, European Central Bank), as well as other investors, Issuer Ratings reflect only the risks faced by other investors.

[9] Structured finance short-term ratings are usually based either on the short-term rating of a support provider or on an assessment of cash flows available to retire the financial obligation.

[10] An Issuer Rating as applied to a US state, territory, K-12 public school district, city, county or special purpose district typically reflects its ability to repay debt and debt-like obligations without consideration of any pledge, security or structural features. For the remaining US municipal entities that have taxing authority, Issuer Ratings typically reflect an unlimited general obligation pledge which may have security and structural features that improve credit quality for general obligation bondholders but not necessarily for other counterparties whose obligations may lack such features.

[11] These opinions exclude debt known to be held by official sector investors because in practice such debt could effectively be treated as either senior or junior to senior unsecured debt held by private sector investors.

Definition of Default

Moody's definition of default is applicable only to debt or debt- like obligations (e.g., swap agreements). Four events constitute a debt default under Moody's definition:[12]

a. a missed or delayed disbursement of a contractually-obligated interest or principal payment[13] (excluding missed payments cured within a contractually allowed grace period), as defined in credit agreements and indentures;

b. a bankruptcy filing or legal receivership by the debt issuer or obligor that will likely cause a miss or delay in future contractually obligated debt service payments;

c. a distressed exchange whereby 1) an issuer offers creditors a new or restructured debt, or a new package of securities, cash or assets, that amount to a diminished value relative to the debt obligation's original promise and 2) the exchange has the effect of allowing the issuer to avoid a likely eventual default;[14] and

d. a change in the payment terms of a credit agreement or indenture imposed by a third party such as the sovereign that results in a diminished financial obligation, such as a forced currency re-denomination or a forced change in some other aspect of the original promise, such as indexation or maturity.[15]

Moody's definition of default does not include so-called "technical defaults," such as maximum leverage or minimum debt coverage violations, unless the obligor fails to cure the violation and fails to honor the resulting debt acceleration which may be required.

Also excluded are payments owed on long-term debt obligations which are missed due to purely technical or administrative reasons which are 1) not related to the ability or willingness to make the payments and 2) are cured in very short order (typically, 1-2 business days after the technical/administrative issue is recognized).[16] Finally, in select instances based on the facts and circumstances, missed payments on financial contracts or claims may be excluded if they are the result of legal disputes regarding the validity of those claims.

Moody's will not view a contractually allowable deferral of interest payment as a default. If however for a structured finance instrument the unpaid interest payment is not cured by maturity (or for an instrument whose rating is withdrawn before maturity, if at the time of withdrawal the payment is not cured nor expected to be cured by maturity) we will at that time consider it as a default. Prior to maturity, if the non-payment of expected interest on a security persists for more than 18 months in an amount that exceeds the materiality threshold defined in footnote[13], the rating will be capped at Baa1 to reflect the increased uncertainty associated with the credit risk of the security. This cap applies even if the expected loss on the security is estimated to be lower than would be consistent with a rating of Baa1. If such an interest shortfall, together with interest-on-interest for the period of the shortfall, is subsequently reduced below the materiality threshold defined in footnote[13], then the rating will no longer be subject to the Baa1 cap. Additionally, in some sectors non-payment of interest is defined as an Event of Default (EOD) under the credit agreements or indenture, potentially triggering remedies like acceleration of the debt. In these cases, a missed payment will be considered as a default, unless issuers in the sector have a substantial record of not triggering remedies upon occurrence of such EOD, and we expect the interest to eventually be repaid.

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[12] For certain covered bonds that give investors dual recourse against both the issuer and a guarantor of the issuer's debt, no event will constitute a debt default unless it occurs in relation to both the issuer's obligations and the guarantor's obligations.

[13] Such a non payment will be viewed as a default to the extent the amount exceeds a materiality threshold of $1,000 or approximate equivalent in other currencies.

[14] We include distressed exchanges in our definition of default in order to capture credit events whereby issuers effectively fail to meet their expected debt service obligations but do not actually file for bankruptcy or miss an interest or principal payment. Moody's analyzes the likelihood of future default and considers various indicators in assessing loss relative to the original promise, which may include the yield to maturity of the debt being exchanged.

[15] Moreover, unlike a general tax on financial wealth, the imposition of a tax by a sovereign on the coupon or principal payment on a specific class of government debt instruments (even if retroactive) would represent a default. Targeted taxation on government securities would represent a default even if the government's action were motivated by fairness or other considerations, rather than inability or unwillingness to pay.

[16] For the avoidance of doubt, payments missed due to reasons that are not purely technical or administrative, such as payments missed due to potential failures of distributed ledger technology or as the result of sovereign political sanctions, for example, do constitute defaults. For structured finance securities, Moody's will not view a technical delay in payments – such as due to a delay in transferring a servicer, swap provider, or account bank holder - as a default unless (1) investors exercise remedies (like a debt acceleration) and the issuer fails to cure the delay and honor the resulting debt acceleration or other remedy which may be required, or (2) the delay extends beyond three months.

In some structured finance asset classes, the transaction documents provide for the principal outstanding amount of a security to be reduced when such security is undercollateralized. Moody's views such reduction in principal (often called a write-down event) as a default. In other cases, the transaction documents do not provide for the principal outstanding amount of a security to be reduced when such security is undercollateralized; Moody's views such undercollateralization as a default if it remains uncured by the earlier of the maturity of the instrument or the withdrawal of its rating.

Although some structured finance credit agreements and indentures do not mandate interest-on-interest following non-payment of interest, our ratings address the economic loss associated with such non-payment. Consequently the non-payment of interest-on-interest will result in a cap on the ratings of such securities based on the length of the interest deferral period, as follows:

Interest Deferral Period	Rating Cap
> 1 year	Aa2
> 2 years	A1
> 3 years	A3
> 4 years	Baa1
> 6 years	Baa3
> 8 years	Ba1
> 10 years	Ba2

Credit Rating Histories

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located on Moody's website, https://ratings.moodys.com, at the following URL: https://ratings.moodys.com/sec-17g-7b.